FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT OCTOBER 12, 2004

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Shareholder Information
SIGNATURE

Investor Relations

Shareholder Information

Telekom Austria’s Supervisory Board Decides on
Composition of Management Board — Extension of All Four
Management Board Mandates

Vienna, October 12, 2004: In its meeting today Telekom Austria AG’s (VSE: TKA; NYSE: TKA) Supervisory Board took a unanimous decision about the future composition of the Management Board.

All four current members of the Management Board will keep their positions in the Management Board and continue to execute their current functions. The contracts of CEO Heinz Sundt and CFO Stefano Colombo will each be extended for two years, COO Wireline Rudolf Fischer and COO Wireless Boris Nemsic have been appointed for a further five years. Moreover, Mr. Nemsic has been named Deputy CEO of the Management Board. The extension of the contracts will become effective as of April 2005 after the current terms of office have expired.

Supervisory Board Chairman Peter Michaelis: “With the further appointment of the entire Management Board we pay tribute to the successful development of Telekom Austria and at the same time take a decisive step for the future of Austria’s leading telecom company. Thus we are assuring strategic and operational continuity for this company which is so important to Austria, while at the same time providing for future challenges.”

Contact:
Gerald Wechselauer
Investor Relations,
Tel.: +43 (0) 590591-20918
E-mail: gerald.wechselauer@telekom.at

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: October 12, 2004